Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela Crystallex International Corporation	Page 264

THOMAS DYER, P. E.

I, Thomas Dyer, P. E., do hereby certify that I am currently employed as Senior Engineer by Mine Development Associates, Inc., 210 South Rock Blvd., Reno, Nevada 89502 and:

  I graduated with a Bachelors of Science degree in Mine Engineering from South Dakota School of Mines & Technology in 1996. I have worked as a Mining Engineer for 11 years since graduation.

  I am a registered as a Professional Engineer – Mining in the State of Nevada (# 15729). I am also a Registered Member of SME (# 4029995RM) in good standing.

  I have read the definition of ''qualified person'' set out in National Instrument 43-101 (''NI 43-101'') and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a ''qualified person'' for the purposes of NI 43-101. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

  I am responsible for the preparation of the Mining Section (19.1) and Reserve Estimate sections (17.17) of this report titled Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela for Crystallex International Corporation and dated November 7, 2007 (the ''Technical Report. I have not visited the site.

  I have had no prior involvement with the property.

  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of November 2007.

''Thomas Dyer''

Thomas Dyer
Print Name of Qualified Person